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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

(Name of Issuer)                    Gensym Corp

(Title of Class of Securities)      Common Stock

(CUSIP Number)                      37245R107

(Date of Event Which Requires Filing of this Statement)     December 31. 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

      CUSIP No.         37245R107

      1. Names of Reporting Persons.

         Laurence W. Lytton

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |_|

      3. SEC Use Only

      4. Citizenship or Place of Organization

         USA

      5. Sole Voting Power           485,400

      6. Shared Voting Power         0

      7. Sole Dispositive Power      485,400

      8. Shared Dispositive Power    0

      9. Aggregate Amount Beneficially Owned by Each Reporting Person

         485,400

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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     11. Percent of Class Represented by Amount in Row (11)

         7.6%

     12. Type of Reporting Person (See Instructions)

         IN

      Item 1.

      (a) Name of Issuer       Gensym Corp.

      (b) Address of Issuer's Principal Executive Offices

                                       125 CAMBRIDGE PARK DR
                                       CAMBRIDGE MA 02140

      Item 2.

      (a) Name of Person Filing      Laurence W. Lytton

      (b) Address of Principal Business Office or, if none, Residence

                                     28 Sherwood Place
                                     Scarsdale, NY  10583

      (c) Citizenship                USA

      (d) Title of Class of Securities     Common

      (e) CUSIP Number               37245R107


      Item 3. not applicable

      Item 4. Ownership.

      (a) Amount beneficially owned:       485.400.

      (b) Percent of class:                7.6%

      (c) Number of shares as to which the person has:


      (i) Sole power to vote or to direct the vote     485,400.

      (ii) Shared power to vote or to direct the vote  0.

      (iii) Sole power to dispose or to direct the disposition of   485,400

      (iv) Shared power to dispose or to direct the disposition of  0.
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      Item 5. Ownership of Five Percent or Less of a Class

                  Not applicable

      Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable

      Item 8. Identification and Classification of Members of the Group

                  Not applicable

      Item 9. Notice of Dissolution of Group

                  Not applicable

      Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       1/16/2001
      --------------------------------
      Date

       /s/ LAURENCE W. LYTTON
      --------------------------------
      Signature

      LAURENCE W. LYTTON
      --------------------------------
      Name/Title